Morris Sheet Metal, Inc.
Consulting Services Agreement
Daniel Morris

This Consulting Services Agreement (the "Agreement"), dated 1/9, 2019 is entered into between, **Morris Sheet Metal, Inc.** a Indiana Corporation ("the Company), and **Daniel Morris**, an individual with a principal place of residence in Indiana ("Consultant").

WHEREAS, the Company desires to retain the services of Consultant for the benefit of the Company and its stockholders; and

WHEREAS, Consultant desires to continue to serve the Company for 3 months and subject to the terms and conditions set forth herein;

NOW, THEREFORE, for consideration and as set forth herein, the parties hereto agree as follows:

1. **Consultant Duties.** Consultant agrees to provide management services to the Company that are in line with his duties prior to the purchase of **Morris Sheet Metal, Inc.** by Alpine 4 Technologies, Ltd. Consultant shall, for 3 months from the date hereof with a Company and Consultant elected option to extend the consulting arrangement for another 9 months. Consultant agrees to meet with the Company on workdays for the first 3 months, at times of normal business hours, to carry on his current duties involving the Company. The Consultant's shall provide to Company his expertise in product development, marketing or other business disciplines where Consultant has a deep understanding with respect to the Company's business operations and that such requests may require substantial additional time and efforts in addition to Consultant's customary service as a Consultant.

2. **Compensation.** The Company shall pay Consultant $10.00 for all work performed in the first 90 day period. If mutually agreed to, after the 90 day period, Company and Consultant will negotiate a continuation of the Consulting services for up to 9 months.

3. **Mutual Non-Disparagement.** Consultant and the Company mutually agree to forbear from making, causing to be made, publishing, ratifying or endorsing any and all disparaging remarks, derogatory statements or comments made to any party with respect to either of them. Further, the parties hereto agree to forbear from making any public or non-confidential statement with respect to the any claim or complain against either party without the mutual consent of each of them, to be given in advance of any such statement.

4. **Cooperation.** In the event of any claim or litigation against the Company and/or Consultant based upon any alleged conduct, acts or omissions of Consultant during the tenure of whether known or unknown, threatened or not as of the time of this writing, the Company will cooperate with Consultant and provide to Consultant such information and documents as are necessary and reasonably requested by Consultant or his counsel, subject to restrictions imposed by federal or state securities laws or court order or injunction. The Company shall cooperate in all respects to ensure that Consultant has access all available insurance coverage and shall do nothing to damage Consultant's status as an insured, and shall provide all necessary information for Consultant to make or tender any claim under applicable coverage.

5. **Confidentiality.** Subject to exceptions mutually agreed upon by the parties to this Agreement in advance and in writing, the terms and conditions of this Agreement shall remain confidential and protected from disclosure except as required by law in connection with any registration or filing, in relation to a lawful subpoena, or as may be necessary for purposes of disclosure to accountants, financial advisors or other experts, who shall be made aware of and agree to be bound by the confidentiality provisions hereof.

6. **Governing Law.** This Agreement shall be governed by the law of the State of Indiana. In the event of any dispute regarding the performance or terms hereof, the prevailing party in any litigation shall be entitled to an award of reasonable attorneys' fees and costs of suit, together with any other relief awarded hereunder or in accordance with governing law.

7. **Termination:** Company reserves the right to terminate this agreement at any point during the agreement.

In witness whereof, the parties hereto enter into this Agreement as of the date first set forth above.

_____   Date: 01-09-2019 _____
Kent Wilson, Acting President

_____   Date: 1/9/19 _____
Daniel Morris, Consultant

Morris Sheet Metal, Inc.
Consulting Services Agreement
Jim Morris

This Consulting Services Agreement (the "Agreement"), dated 1-9, 2019 is entered into between, **Morris Sheet Metal, Inc.** a Indiana Corporation ("the Company), and **Jim Morris**, an individual with a principal place of residence in Indiana ("Consultant").

WHEREAS, the Company desires to retain the services of Consultant for the benefit of the Company and its stockholders; and

WHEREAS, Consultant desires to continue to serve the Company for 3 months and subject to the terms and conditions set forth herein;

NOW, THEREFORE, for consideration and as set forth herein, the parties hereto agree as follows:

1. **Consultant Duties.** Consultant agrees to provide management services to the Company that are in line with his duties prior to the purchase of **Morris Sheet Metal, Inc.** by Alpine 4 Technologies, Ltd. Consultant shall, for 3 months from the date hereof with a Company and Consultant elected option to extend the consulting arrangement for another 9 months. Consultant agrees to meet with the Company on workdays for the first 3 months, at times of normal business hours, to carry on his current duties involving the Company. The Consultant's shall provide to Company his expertise in product development, marketing or other business disciplines where Consultant has a deep understanding with respect to the Company's business operations and that such requests may require substantial additional time and efforts in addition to Consultant's customary service as a Consultant.

2. **Compensation**. Company shall pay Consultant $10.00 for all work performed in the first 90 day period. If mutually agreed to, after the 90 day period, Company and Consultant may, in each of their discretion, negotiate a continuation of the Consulting services for up to 9 months.

3. **Mutual Non-Disparagement.** Consultant and the Company mutually agree to forbear from making, causing to be made, publishing, ratifying or endorsing any and all disparaging remarks, derogatory statements or comments made to any party with respect to either of them. Further, the parties hereto agree to forbear from making any public or non-confidential statement with respect to the any claim or complain against either party without the mutual consent of each of them, to be given in advance of any such statement.

4. **Cooperation.** In the event of any claim or litigation against the Company and/or Consultant based upon any alleged conduct, acts or omissions of Consultant during the tenure of whether known or unknown, threatened or not as of the time of this writing, the Company will cooperate with Consultant and provide to Consultant such information and documents as are necessary and reasonably requested by Consultant or his counsel, subject to restrictions imposed by federal or state securities laws or court order or injunction. The Company shall cooperate in all respects to ensure that Consultant has access all available insurance coverage and shall do nothing to damage Consultant's status as an insured, and shall provide all necessary information for Consultant to make or tender any claim under applicable coverage.

5. **Confidentiality.** Subject to exceptions mutually agreed upon by the parties to this Agreement in advance and in writing, the terms and conditions of this Agreement shall remain confidential and protected from disclosure except as required by law in connection with any registration or filing, in relation to a lawful subpoena, or as may be necessary for purposes of disclosure to accountants, financial advisors or other experts, who shall be made aware of and agree to be bound by the confidentiality provisions hereof.

6. **Governing Law.** This Agreement shall be governed by the law of the State of Indiana. In the event of any dispute regarding the performance or terms hereof, the prevailing party in any litigation shall be entitled to an award of reasonable attorneys' fees and costs of suit, together with any other relief awarded hereunder or in accordance with governing law.

7. **Termination:** Company reserves the right to terminate this agreement at any point during the agreement.

In witness whereof, the parties hereto enter into this Agreement as of the date first set forth above.

_____ Date: _____01-09-2019_____
Kent Wilson, CEO

_____ Date: _____1-9-19_____
Jim Morris, Consultant